Exhibit 99.6

LIZHI INC. ANNOUNCES CLOSING OF $30.0 MILLION REGISTERED DIRECT OFFERING

GUANGZHOU, China, April 13, 2021 (GLOBE NEWSWIRE) -- LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), a leading online UGC audio community and interactive audio entertainment platform in China, today announced that it has closed its previously announced registered direct offering of 3,685,504 of the Company’s American Depositary Shares (the “ADSs”) and warrants to purchase up to 2,764,128 ADSs, at a purchase price of US$8.14 per ADS and corresponding warrant. Each ADS represents 20 Class A ordinary shares, par value US$0.0001 per share.

Kingswood Capital Markets, division of Benchmark Investments, Inc. acted as the exclusive placement agent in connection with this offering.

The gross proceeds were $30,000,002 before deducting placement agent fees and other offering expenses. The Company intends to use the proceeds from the offering for the development of its online audio business in both overseas markets and mainland China and other general corporate purposes.

The securities described above were offered by the Company pursuant to a shelf registration statement on Form F-3 (File No.: 333-254782) which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2021 and declared effective on April 2, 2021. The offering was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the offering were filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting: Kingswood Capital Markets, division of Benchmark Investments Inc., 17 Battery Place, Suite 625, New York, NY 10004, Attention: Syndicate Department, or via email at syndicate@kingswoodcm.com or telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About LIZHI INC.

LIZHI INC. has built an audio ecosystem with a global presence consisting of audio-based social networks, podcast content portfolios and audio communities. The Company aims to bring people closer together through voices by its product portfolios. LIZHI’s audio-based social networking products offering, including Tiya App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online, and share their daily lives through voices. LIZHI also offers a vertical podcast platform, LIZHI Podcast, that provides users with curated content drawn from its extensive content library built over the years, as well as new podcasts provided by selected content creators. Since the launch of LIZHI App in 2013, the Company’s flagship platform, LIZHI has cultivated a vibrant and growing online UGC audio community and interactive audio entertainment platform where users are encouraged to create, share, discover and enjoy audio, and experience immersive and diversified entertainment features through audio. LIZHI envisions a global audio ecosystem – a place where everyone can be connected through voices and across cultures. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com